File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

03 OCT -8 AM 7:21

29 September 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

03032615

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

SUPPL

Encl.

dlw 10/8

SEVERN TRENT
PRE-CLOSE PERIOD TRADING STATEMENT
29 September 2003

Severn Trent is starting its usual analysts meetings ahead of the close period prior to the announcement of results for the half-year ending 30 September 2003. In these meetings the following trading update for the first half of the 2003/04 financial year will be provided.

Overall, the Board is pleased with the Group's first half-year performance.

In the first half-year Severn Trent Water has benefited from the IDOK and has continued its efforts to manage costs. There has been a good start to the 2003/04 capital expenditure programme. Severn Trent Water has delivered high levels of performance in terms of customer service and drinking water and wastewater quality. As part of the AMP4 price review, the draft business plans were submitted to OFWAT in August 2003.

Biffa's turnover (excluding the impact of Hales but including Biffa Belgium) for the half-year is expected to be ahead of the first half of last year. Biffa's PBITA (excluding the impact of Hales but including Biffa Belgium), excluding the estimated impact of the pension scheme valuations that are currently being undertaken, is expected to be around 4% to 8% ahead of the first half of last year.

Biffa is pleased with the acquisition of Hales. The integration process to date is ahead of plan and is expected to deliver the anticipated synergies.

Services' total PBITA for the half-year is expected to be more than 20% ahead half-year-on-half-year. This result reflects the management actions taken and the progress from the first half of last year, together with the contribution from the acquisition of P&K Microbiology Services.

The Group's results for the 6 months ending 30 September 2003 will be announced on 9 December 2003.

Footnotes:

1 PBITA is profit before interest, tax, goodwill amortisation and exceptional items.

2 There will be a presentation for analysts and investors on Laboratories, led by Rachel Brydon Jannetta (President and CEO of Severn Trent Laboratories), at 4.00pm on Thursday 2 October 2003. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent website (www.severntrent.com) and will remain on the website thereafter.

3 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their

use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Enquiries:

Alan Perelman Group Finance Director	Severn Trent	0121 722 4176 *
Peter Gavan Director of Corporate Affairs	Severn Trent	0121 722 4310 *
Julian Wais Head of Investor Relations	Severn Trent	0121 722 4176 *
Simon Holberton and Tim Grey	Brunswick Group	020 7404 5959

* Enquiries 7.00am-9.30am on Monday 29 September 2003:

Alan Perelman/Julian Wais : 020 7233 3914
Peter Gavan : 020 7233 3917

Ends